UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 DS BANCOR, INC.
        ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $1.00 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    232907105
                          -----------------------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                October 10, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                                                            Page 1 of  ___ Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                            Page 2 of  ___ Pages

                                       13D



CUSIP No. 232907105                                         Page 3 of  ___ Pages






 1.        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           J O Hambro & Partners Limited
           No S.S. or IRS Identification Number
                                                                                                       (a)
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (b)     [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS*
           WC
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
           PURSUANT TO ITEM 2(d) or 2(e)
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           England
                         7.        SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY       8.        SHARED VOTING POWER
        OWNED BY                   0
          EACH
        REPORTING        9.        SOLE DISPOSITIVE POWER
         PERSON                    0
          WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0


11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
           CERTAIN SHARES*

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

14.        TYPE OF REPORTING PERSON*
           IA, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



CUSIP No. 232907105                                        Page 4 of  ___  Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Growth Financial Services Limited
          No S.S. or IRS Identification Number

                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                         7.        SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



 CUSIP No. 232907105                                        Page 5 of ___  Pages






 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          North Atlantic Smaller Companies Investment Trust plc
          No S.S. or IRS Identification Number
                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                         7.        SOLE VOTING POWER
         NUMBER OF                 87,500
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE DISPOSITIVE POWER
          PERSON                   87,500
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          87,500

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.9%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



 CUSIP No. 232907105                                       Page 6 of ___   Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Christopher Harwood Bernard Mills
          No S.S. or IRS Identification Number
                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                         7.        SOLE VOTING POWER
         NUMBER OF                 12,132
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE DISPOSITIVE POWER
          PERSON                   12,132
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,132

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%

14.       TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



CUSIP No. 232907105                                        Page 7 of ___   Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Investment Management Limited
          No S.S. or IRS Identification Number
                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                         7.        SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          IA, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



 CUSIP No. 232907105                                       Page 8 of ___   Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro & Company Limited
          No S.S. or IRS Identification Number

                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                         7.        SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D



 CUSIP No. 232907105                                       Page 9 of ___   Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Asset Management Limited
          No S.S. or IRS Identification Number
                                                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (b)     [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                            [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                         7.        SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY      8.        SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING       9.        SOLE  DISPOSITIVE POWER
          PERSON                   0
           WITH
                         10.       SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [ ]
          CERTAIN SHARES*

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed on March 5, 1993 with the Securities and Exchange Commission.

Item 1.  Security and Issuer

         Item 1 is amended and restated in its entirety as follows:

         This Statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of DS Bancor, Inc., a Delaware corporation (the "Company"), that has its principal executive offices at 33 Elizabeth St., Derby, Connecticut 06418.

Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety as follows:

         2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following seven persons, who are collectively referred to herein as the "Filing Parties":

1. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to various private clients.

2. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

3. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT, a director of J O Hambro & Partners, and co-investment adviser to NASCIT. Christopher Mills serves as a director of the Company.

                                                           Page 10 of ___  Pages

5. J O Hambro Asset Management Limited ("J O Hambro Asset Management"), formerly named J O Hambro Financial Services Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners and J O Hambro Investment.

6. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners and J O Hambro Investment.

7. J O Hambro Investment Management Limited ("J O Hambro Investment") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Investment is principally engaged in the business of discretionary investment management of private client portfolios.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is in turn a wholly-owned subsidiary of J O Hambro & Company.

         J O Hambro Investment is a majority-owned subsidiary of J O Hambro Asset Management.

         Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and as executive director of NASCIT.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                           Page 11 of ___  Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated in its entirety as follows:

         NASCIT reported its beneficial ownership of 35,000 shares of Common Stock in Amendment No. 3 to a Schedule 13D with respect to the Company filed with the Securities and Exchange Commission on August 13, 1990 as part of a group under Invesco MIM plc (the "Invesco 13D"). NASCIT reported its beneficial ownership of 89,250 shares of Common Stock in Amendment No. 5, dated October 8, 1992, to the Invesco 13D. In the period between the filing of Amendment No. 3 to the Invesco 13D and the filing of the Schedule 13D by the Filing Parties on March 5, 1993, NASCIT engaged in the following transactions:



          Date of                          Type of                      Changes in                Price
        Transaction                       Transaction                  Shares Held               Per Share

      Opening Balance                     Reported on the                   35,000                  N/A
                                                                            ------
                                          Invesco 13D

      July 22, 1991                      Bonus Issue                          1,750                 N/A
      September 4, 1991                  Market Purchase                     15,000              $ 7.27
      October 17, 1991                   Market Purchase                     28,250               $7.125
      November 8, 1991                   Stock Dividend                       4,000                 N/A
      January 27, 1992                   Stock Dividend                       4,200                 N/A
      January 28, 1992                   Market Sale                         (3,200)             $14.50
      April 24, 1992                     Stock Dividend                       4,250                 N/A
      May 6, 1992                        Market Sale                         (2,500)             $13.50
      May 8, 1992                        Market Sale                         (1,750)             $13.50
      July 31, 1992                      Stock Dividend                       4,250                 N/A
      November 2, 1992                   Stock Dividend                       4,462                 N/A
                                                                              ------

                                                                             93,712
                                                                             ======
      Total



         J O Hambro & Partners acquired a shared beneficial ownership of 93,712 shares when it entered into an investment adviser contract with NASCIT on January 7, 1993.

         Christopher Mills and GFS acquired their shared beneficial ownership of said 93,712 shares when they entered into a secondment services agreement with NASCIT on January 7, 1993.

         J O Hambro Investment acquired a beneficial ownership of 45,202 shares of Common Stock when it entered into an investment management agreement with a private client. The private client had purchased the shares out of its capital funds available for investment before entering into the investment management agreement. No part of such funds was borrowed.

         Since the filing date of the Schedule 13D, the Filing Parties engaged in the following transactions and the transactions reported in Item 5(c) of this Amendment with respect to the Common Stock.


                                                           Page 12 of ___  Pages



          Date of                             Type of                    Changes in                Price
        Transaction                         Transaction                  Shares Held               Per Share

      Opening Balance                     Reported on                       138,914                 N/A
                                          Schedule 13D                      -------


      March 12, 1993                     Stock Dividend                         330                 N/A
      March 12, 1993                     Stock Dividend                       1,930                 N/A
      March 22, 1993                     Stock Dividend                       4,685                 N/A
      June 15, 1993                      Market Sale                           (115)              $16.00
      June 15, 1993                      Market Sale                           (587)              $16.00
      August 16, 1993                    Market Purchase                         70               $15.00
      August 16, 1993                    Market Purchase                        170               $15.00
      August 16, 1993                    Market Purchase                      1,603               $15.00
      September 7, 1993                  Market Sale                           (100)              $19.00
      September 8, 1993                  Market Purchase                        100               $19.00
      March 29, 1995                     Stock Dividend                         350                 N/A
      March 29, 1995                     Stock Dividend                       2,000                 N/A
      March 29, 1995                     Stock Dividend                       5,000                 N/A
      October 27, 1995                   Market Purchase                      5,000               $24.50
      November 11, 1995                  Stock Dividend                         367                 N/A
      November 11, 1995                  Stock Dividend                       2,100                 N/A
      November 11, 1995                  Stock Dividend                       5,500                 N/A

      Subtotal                                                               28,403
                                                                             ======


      Total                                                                 167,317
                                                                            =======


         The Filing Parties involved in the transactions described in the above table used their working capital funds to purchase additional shares of Common Stock (the "Additional Shares"). The amount of funds used to acquire the Additional Shares is approximately $152,045 (inclusive of brokerage fees and commissions).

         In addition, Christopher Harwood Bernard Mills personally owns 5,627 shares of Common Stock and options to purchase 6,505 shares of Common Stock, which were acquired as a result of his services as a director of the Company.


Item 4.  Purpose of Transaction.

         Item 4 is amended and restated in its entirety as follows:

         The shares of Common Stock of the Company held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may

                                                            Page 13 of ___ Pages
from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) - (b) The aggregate number and percentage of the outstanding Common Stock beneficially owned by each of the Filing Parties are as follows:



                                                                  Number of           Number of
                                              Number of           Shares:             Shares: Sole
                           Aggregate          Shares: Sole        Shared              or Shared
Filing                     Number of          Power to            Power to            Power to              Approximate
Party                      Shares:            Vote                Vote                Dispose               Percentage*
------                     ------------       -------------       -------------       --------------        -------------
J O Hambro                            0                   0                   0                    0                    0%
& Partners
J O Hambro                            0                   0                   0                    0                    0%
& Company
J O Hambro Asset                      0                   0                   0                    0                    0%
Management
J O Hambro                            0                   0                   0                    0                    0%
Investment
NASCIT                           87,500              87,500                   0               87,500                  2.9%
GFS                                   0                   0                   0                    0                    0%


                                                           Page 14 of ___  Pages




Christopher Mills                12,132**            12,132**                 0               12,132**                0.4%**

-------------


  * Based on 3,031,527 shares of Common Stock, par value $1.00 per share, outstanding as of August 12, 1996, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

  ** Christopher Harwood Bernard Mills holds options to purchase 6,505 shares of Common Stock. The shares issuable upon exercise of these options have been included in Mr. Mills' aggregate holdings of Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         (c) In the 60 days prior to the date of the filing of this Amendment, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                                                         No. of       Price
Date              Filing Party                                           Shares       (US$)         Broker

10/9/96           NASCIT                                                 (7,000)      40.8456      Southcoast
10/9/96           J O Hambro & Partners(on behalf of Seaway Limited)     (2,500)      40.8456      Southcoast
10/9/96           J O Hambro & Partners(on behalf of Sannafi Ltd.)         (700)      40.8456      Southcoast
10/10/96          NASCIT                                                 (7,000)      40.8456      Southcoast
10/10/96          J O Hambro & Partners(on behalf of Seaway Limited)     (2,500)      40.8456      Southcoast
10/10/96          J O Hambro & Partners(on behalf of Sannafi Ltd.)         (700)      40.8456      Southcoast
10/11/96          NASCIT                                                (14,000)      41.000       Southcoast
10/11/96          J O Hambro & Partners(on behalf of Seaway Limited)     (5,000)      41.000       Southcoast
10/11/96          J O Hambro & Partners(on behalf of Sannafi Ltd.)       (1,400)      41.000       Southcoast


         All of the above transactions were effected in the open market and were sales.

         (d) Sannafi Limited and Seaway Limited, private clients of J O Hambro & Partners, have an economic interest in the dividends from, and the proceeds of, sales of Common Stock beneficially owned by each of them. The shareholders of NASCIT have an economic interest in the dividends from, and the proceeds of, sales of Common Stock beneficially owned by NASCIT.

         (e) J O Hambro & Company, J O Hambro Asset Management, J O Hambro & Partners, J O Hambro Investment, Christopher Harwood Bernard Mills and GFS, collectively, ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on October 10, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated in its entirety as follows:

         NASCIT has withdrawn discretionary investment management and voting powers which had been held by Christopher Harwood Bernard Mills and J O Hambro & Partners pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro & Partners, respectively, with respect to its shares of Common Stock. Therefore, Christopher Harwood Bernard Mills and J O Hambro & Partners are not deemed to be beneficial owners of NASCIT's shares of the Common Stock.


                                                           Page 15 of ___  Pages

         Both Sannafi Limited and Seaway Limited have withdrawn discretionary investment management and voting powers which had been held by Christopher Harwood Bernard Mills, in his capacity as portfolio manager, and J O Hambro & Partners pursuant to either agreements or arrangements entered into with such private clients with respect to their respective shares of the Common Stock. Therefore, Christopher Harwood Bernard Mills and J O Hambro & Partners are not deemed to be beneficial owners of Sannafi's or Seaway's shares of the Common Stock.

         J O Hambro Investment does not have an investment management agreement currently in effect with either Sannafi Limited or Seaway Limited.

Item 7.      Material to be Filed as Exhibits.

         Item 7 is amended and restated in its entirety as follows:


         (a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT, GFS and Christopher Mills;

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

         (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

         (d) Joint Filing Agreement dated as of March 4, 1993 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment, J O Hambro & Company and Christopher Harwood Bernard Mills.



                                                           Page 16 of ___  Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 16 October 1996                             J O HAMBRO & PARTNERS LIMITED


                                                     By:    RCO HELLYER
                                                            --------------------
                                                     Name:  RCO Hellyer
                                                     Title: Director

                                                     Executed  on  behalf of the
                                                     parties hereto  pursuant to
                                                     the previously  filed Joint
                                                     Filing Agreement.

                                                           Page 17 of ___  Pages

                                                                      Schedule A


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.


Name:                                          Rupert Nicholas Hambro
                                               (Chairman)

Citizenship:                                   British

Business Address:                              J O Hambro & Company Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Chairman, J O Hambro & Company


Name:                                          Richard Alexander Hambro
                                               (Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Company Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Chairman, J O Hambro Investment
                                               Management Limited1
                                               Director, J O Hambro & Company


Name:                                          James Daryl Hambro
--------
       1 J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

                                               (Managing Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Company Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Managing Director, J O Hambro &
                                               Company
                                               Managing Director, J O Hambro &
                                               Partners


Name:                                          Richard David Christopher Brooke
                                               (Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Company Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Director, J O Hambro & Company
                                               Chairman, NASCIT



Name:                                          Robert Charles Orlando Hellyer
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Company Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro &
                                               Company
                                               Executive Director, J O Hambro &
                                               Partners
                                               Executive Director, J O Hambro
                                               Investment Management Limited

                                               Executive Director, J O Hambro
                                               Asset Management



Name:                                          David Frank Chaplin
                                               (Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Managing Director, J O Hambro
                                               Investment Management Limited


Name:                                          George M. Magan
                                               (Director)

Citizenship:                                   British

Business Address:                              32 Queen Anne's Gate
                                               London SW1H 9AB
                                               England

Principal Occupation:                          Chairman, J O Hambro Magan &
                                               Company Limited2


Name:                                          Alton Fernando Irby III
                                               (Director)

Citizenship:                                   USA

Business Address:                              32 Queen Anne's Gate
                                               London SW1H 9AB
--------
   2 J O Hambro Magan & Company Limited is principally engaged in the corporate finance business.

                                               England

Principal Occupation:                          Deputy Chairman, J O Hambro Magan
                                               & Company Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                                          Richard Alexander Hambro
                                               (Managing Director)

Citizenship:                                   British

Business Address:                              J O Hambro Asset Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Managing Director, J O Hambro
                                               Asset Management
                                               Chairman, J O Hambro Investment
                                               Management Limited
                                               Director, J O Hambro & Company


Name:                                          Robert Charles Orlando Hellyer
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Asset Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Asset Management
                                               Executive Director, J O Hambro
                                               & Company
                                               Executive Director, J O Hambro
                                               Investment Management Limited
                                               Executive Director, J O Hambro &
                                               Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.

Name:                                          James Daryl Hambro
                                               (Managing Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Partners Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Managing Director, J O Hambro &
                                               Partners
                                               Managing Director, J O Hambro &
                                               Company


Name:                                          Robert Charles Orlando Hellyer
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Partners Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro &
                                               Partners
                                               Executive Director, J O Hambro
                                               Asset Management
                                               Executive Director, J O Hambro
                                               Investment Management Limited
                                               Executive Director, J O Hambro &
                                               Company


Name:                                          Christopher Harwood Bernard Mills
                                               (Director)

Citizenship:                                   British

Business Address:                              10 Park Place

                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, NASCIT
                                               Executive Director, American
                                               Opportunity Trust
                                               Director, J O Hambro & Partners
                                               Director, Oryx

Name:                                          Claudia Margaret Cecil Perkins
                                               (Director)

Citizenship:                                   British

Business Address:                              J O Hambro & Partners Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Investment Management Limited ("J O Hambro Investment") as of the date hereof.


Name:                                          Richard Alexander Hambro
                                               (Chairman)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Chairman, J O Hambro Investment
                                               Director, J O Hambro & Company
                                               Director, J O Hambro Asset
                                               Management


Name:                                          David Frank Chaplin
                                               (Managing Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Managing Director, J O Hambro
                                               Investment


Name:                                          John Alexander Anderson
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment

Name:                                          Lord Balniel
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment


Name:                                          Geoffrey Leo Alexander Galitzine
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment


Name:                                          Robert Charles Orlando Hellyer
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment
                                               Executive Director, J O Hambro &
                                               Company
                                               Executive Director, J O Hambro
                                               Asset Management
                                               Executive Director, J O Hambro &
                                               Partners

Name:                                          Christopher Mark Rose
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment


Name:                                          William van Straubenzee
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment


Name:                                          William Alexander Mavourn
                                               Francklin
                                               (Executive Director)

Citizenship:                                   British

Business Address:                              J O Hambro Investment Management
                                               Limited
                                               10 Park Place
                                               London SW1A 1LP
                                               England

Principal Occupation:                          Executive Director, J O Hambro
                                               Investment


Name:                                          Ian Colquhoun Marris
                                               (Executive Director)

Citizenship:                                    British

Business Address:                               J O Hambro Investment Management
                                                Limited
                                                10 Park Place
                                                London SW1A 1LP
                                                England

Principal Occupation:                           Executive Director, J O Hambro
                                                Investment


Name:                                           Angus Richard Bonson
                                                (Executive Director)

Citizenship:                                    British

Business Address:                               J O Hambro Investment Management
                                                Limited
                                                10 Park Place
                                                London SW1A 1LP
                                                England

Principal Occupation:                           Executive Director, J O Hambro
                                                Investment

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                                           Richard David Christopher Brooke
                                                (Chairman)

Citizenship:                                    British

Business address:                               North Atlantic Smaller Companies
                                                Investment Trust plc
                                                10 Park Place
                                                London SW1A 1LP
                                                England

Principal Occupation:                           Chairman, NASCIT
                                                Director, J O Hambro & Company


Name:                                           Christopher Harwood Bernard
                                                Mills
                                                (Executive Director)

Citizenship:                                    British

Business Address:                               North Atlantic Smaller Companies
                                                Investment Trust plc
                                                10 Park Place
                                                London SW1A 1LP
                                                England

Principal Occupation:                           Executive Director, NASCIT
                                                Executive Director, American
                                                Opportunity Trust plc
                                                Director, J O Hambro & Partners
                                                Director, Oryx

Name:                                           Enrique Foster Gittes
                                                (Director)

Citizenship:                                    USA

Residence:                                      4 East 82nd Street
                                                New York, New York 10028

                                                USA

Principal Occupation:                           Director, NASCIT


Name:                                           Robert D. le P. Power
                                                (Director)

Citizenship:                                    British

Business Address:                               SouthCoast Capital Corporation3
                                                575 Lexington Avenue
                                                7th Floor
                                                New York, New York 10022
                                                USA

Principal Occupation:                           Director, SouthCoast Capital
                                                Corporation


Name:                                           Douglas P C Nation
                                                (Director)

Citizenship:                                    British

Business Address:                               Bear Stearns Co. Inc.4
                                                245 Park Avenue
                                                New York, NY  10167

Principal Occupation:                           Managing Director, Bear Stearns
                                                Co. Inc.


Name:                                           The Hon. Peregrine D E M
                                                Moncreiffe
                                                (Director)

Citizenship:                                    British

--------
3 SouthCoast Capital Corporation principally engages in the brokerage business. 4 Bear Stearns Co. Inc. principally engages in the brokerage business.

Business Address:                               Buchanan Partners Limited5
                                                Buchanan House
                                                3 St James's Square
                                                London SW1Y 4JU
                                                England
Principal Occupation:                           Director, Buchanan Partners
                                                Limited
--------
   5 Buchanan Partners Limited principally engages in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                                           Christopher Harwood Bernard
                                                Mills
                                                (Director)

Citizenship:                                    British

Business Address:                               10 Park Place
                                                London SW1A 1LP
                                                England

Principal Occupation:                           Executive Director, NASCIT
                                                Executive Director, American
                                                Opportunity Trust
                                                Director, J O Hambro & Partners
                                                Director, Oryx

Name:                                           Ivan Alexander Shenkman
                                                (Director)

Citizenship:                                    British

Residence:                                      34 Royal Crescent, London W11
                                                England

Principal Occupation:                           Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.

                                  Exhibit Index

Document                                                                    Page

   The Exhibit Index is amended and restated in its entirety as follows:

   a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT, GFS and Christopher Mills;

   b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

  (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited; and

  (d) Joint Filing Agreement dated as of March 4, 1993 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment, J O Hambro & Company and Christopher Harwood
           Bernard Mills.